United States securities and exchange commission logo





                             May 6, 2020

       Michael D. Pruitt
       Chief Executive Officer
       Amergent Hospitality Group, Inc
       7621 Little Avenue
       Suite 414
       Charlotte, NC

                                                        Re: Amergent
Hospitality Group, Inc
                                                            Registration
Statement on Form 10-12G
                                                            Filed April 9, 2020
                                                            File No. 000-56160

       Dear Mr. Pruitt:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10 filed April 9, 2020

       General, page 1

   1. We note that you incorporate by reference to the filings of your former parent, Chanticleer
                                                        Holdings, Inc.
(hereinafter "Chanticleer"), most of the items required by Form 10.
                                                        However, it is unclear
to us why incorporation by reference to such filings is appropriate given that you
currently are in a different position as compared to Chanticleer in its pre-
                                                        merger state. For
example, it appears that the merger and spin-off resulted in significant changes to Amergent,
such as you now being "in a greatly enhanced financial position to continue the restaurant
business of Chanticleer" (from the Chanticleer Form S-4). Further, it appears that you are
ineligible to incorporate by reference to Chanticleer's filings pursuant to Exchange
Act Forms Compliance and Disclosure Interpretation Question
                                                        103.01, because you
filed this Form 10 after your spin-off from Chanticleer was
                                                        completed and you were
no longer a wholly-owned subsidiary of Chanticleer.
 Michael D. Pruitt
FirstNameHospitality Group, Inc Pruitt
Amergent LastNameMichael D.
Comapany NameAmergent Hospitality Group, Inc
May 6, 2020
Page 2
May 6, 2020 Page 2
FirstName LastName
         Accordingly, please amend your Form 10 to include the required disclosures.
         Alternatively, provide us with your detailed legal analysis as to why you are eligible to incorporate by reference, including why the incorporated disclosure is not incorrect as it applies to Amergent or otherwise misleading to investors.
2. As a related matter, if you believe that your are eligible to incorporate by reference, we note that the business of Chanticleer appears to have changed upon the spin-off, and while you are Chanticleer's successor entity, it appears that Chanticleer's business and operations are not related to yours moving forward. Therefore, it appears that Chanticleer's and your
         Exchange Act reporting requirements and disclosures will be different moving forward.
         To ensure continuity of your SEC filings and accessibility of your disclosures to investors, please consider including the disclosure required by Form 10 in your filing, rather than incorporating by reference to your predecessor's filings. Further, while we refer in our comments to disclosure incorporated by reference to your filing, please amend your Form
         10 in response to our comments, rather than amending Chanticleer's filings.
3. We note the disclosure in Chanticleer's Form S-4 filing that "at the closing of the Merger,
         Chanticleer will issue to the Spin-Off Entity a warrant (the "Spin-Off Entity Warrant") to purchase that number of shares of Chanticleer Common Stock equal to two percent (2%)
         of the number of shares of issued and outstanding Chanticleer Common Stock immediately after the Effective Time." Please disclose whether and when this warrant has been issued to you, whether and when the warrant has been exercised, the material terms of the warrant, and how and when the shares underlying the warrant will be distributed to your shareholders.
Item No. 1 Business, page 2

4. We note that the spin-off transaction is briefly described in the disclosure incorporated by reference to satisfy Item 1 of Form 10. However, because this Form 10 is being filed in relation to the spin-off transaction, please amend your disclosure to include a detailed description of the spin-off transaction, including, but not limited to, a background discussion of the spin-off transaction, the reasons for the spin-off (including Chanticleer's valid business purpose for the spin-off), a description of the material terms of any agreements related to the spin-off, the date of the spin-off, any new indebtedness you will incur in relation to the spin-off, federal income tax consequences related to the spin-
         off, and any other disclosure material to an understanding of the spin-off transaction. As a related matter, please file any material agreements related to the spin-off as exhibits to your registration statement, as applicable. See Item 601 of Regulation S-K.
5. On page 4 of Chanticleer's most recent Form 10-K, you disclose that "[you] operate and franchise a system-wide total of 46 fast casual restaurants of which 35 are company-
         owned and 11 are owned and operated by franchisees under franchise agreements." You also disclose that eight of your company-owned Little Big Burger restaurants are operated pursuant to partnership agreements. In an appropriate place in your filing, please briefly describe the terms of these franchise and partner agreements. Where you describe your
 Michael D. Pruitt
FirstNameHospitality Group, Inc Pruitt
Amergent LastNameMichael D.
Comapany NameAmergent Hospitality Group, Inc
May 6, 2020
May 6, 2020 Page 3
Page 3
FirstName LastName
         partnership agreements, please include a discussion of the amount of control you have in these restaurants and the terms of any revenue sharing agreements with your partners, if applicable.
Item No. 1A Risk Factors, page 2

6. We note that, on page 14 of Chanticleer's most recent Form 10-K, you disclose that "[i]f an existing or future restaurant is not profitable, and [you] decide to close it, [you] may nonetheless be committed to perform [y]our obligations under the applicable lease including, among other things, paying the base rent for the balance of the lease term."
         Please disclose whether and to what extent you are currently obligated under leases for closed locations. Please also clarify whether you are responsible for franchisee leases, or whether this risk factor applies only to your company-owned restaurants.
7. We note your reference on page 15 of Chanticleer's most recent Form 10-K to "net restaurant count." In an appropriate place in your filing, please define this term.
8. We note that you incorporate by reference to the risk factor section in Chanticleer's most recent Form 10-K, including the risk factors under the heading "Risks Related to Our
         Common Stock." Considering that you are a newly formed entity, please amend the risk factor disclosure in your Form 10 to reflect the risks related to your common stock, and not that of Chanticleer's pre-merger and pre-spin-off common stock. For example, please discuss risks associated with your current or future efforts to have your common stock quoted on the OTCQX or any other quotation service, exchange, or trading facility.
9. As a related matter, we note that Chanticleer's most recent Form 10-K includes a risk factor section tiled "Risks Related to the Merger." In this regard, it appears that the spin-
         off has been completed, you are no longer a party to the merger, and this no longer applies to you. However, we were unable to find specific risks related to the spin-off transaction.
         Please amend your filing to include risks specific to you as the successor entity, including risks related to the spin-off. Please be sure to tailor this and all of your risk factor disclosure to your current circumstances.
Item No. 2. Financial Information, page 2

10. Reference is made to Item 7 of your Form 10-K for the Fiscal Year Ended December 31,
         2019. Please revise to provide disclosures required by Item 303(a)(3)(ii) of Regulation S-
         K. These disclosures would include any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on revenues, asset impairments, or income from continuing operations.
11. Reference is made to your discussion of results of operations beginning on page 29 of Form 10-K for the Fiscal Year Ended December 31, 2019. Please revise to discuss and analyze underlying causes of changes in results of operations. For example, you state that for 2019, revenue for restaurant sales decreased by 2.5%, gaming income increased by
         14.9%, and franchise income increased by 29.1%; but you do not specify any causes for
 Michael D. Pruitt
FirstNameHospitality Group, Inc Pruitt
Amergent LastNameMichael D.
Comapany NameAmergent Hospitality Group, Inc
May 6, 2020
Page 4
May 6, 2020 Page 4
FirstName LastName
         the changes. Note that Item 303 of Regulation S-K requires that MD&A include a discussion of the extent to which material increases or decreases in revenue are attributable to increases in prices or to increases in the volume or amount of goods or services sold, or to the introduction of new products or services.
Item 303 of Regulation
         S-K also requires a discussion of any material changes from year to year in one or more line items reflected in your financial statements to the extent necessary to understand changes in your business as a whole, and should not be a recitation of financial statements in narrative form or an otherwise uninformative series of technical responses to MD&A requirements. We do not believe that your current discussion adequately addresses the changes in your revenues, the related cost of sales and operating expenses, and other costs necessary for an investor to understand changes in your results of operations during the periods presented. Refer to Section III.B.3 of SEC Release No. 34-48960, issued
         December 19, 2003 and available on our website at www.sec.gov.
12. Reference is made to page 32 of Form 10-K for the Fiscal Year Ended December 31,
         2019. Your discussion and analysis of cash flows used in operating activities merely compares the total cash flows used in each period. Please provide a robust discussion and analysis of your operating cash flows that addresses material changes including the key drivers of changes. Refer to Item 303 of Regulation S-K.
13. Reference is made to your disclosure of critical accounting policies beginning on page 33 of Form 10-K for the Fiscal Year Ended December 31, 2019. Critical accounting estimates are those estimates or assumptions where the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and the impact of the estimates and assumptions on financial condition or operating performance is material. Disclosures related to critical accounting estimates should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and results of operations. Please revise your disclosures, where applicable, to:

              Address why accounting estimates or assumptions bear the risk of change;

              Discuss the effect of changes in critical accounting estimates between periods to the extent such changes had a significant effect on your financial position or operating results;

              Describe the methods and key assumptions used and how the key assumptions were determined;

              Discuss the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined
 Michael D. Pruitt
FirstNameHospitality Group, Inc Pruitt
Amergent LastNameMichael D.
Comapany NameAmergent Hospitality Group, Inc
May 6, 2020
May 6, 2020 Page 5
Page 5
FirstName LastName
              period of time); and

              Describe potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.

         Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No.
         34-48960.
14. Reference is made to page 35 of your Form 10-K for the Fiscal Year Ended December 31,
         2019 where you discuss goodwill as a critical accounting policy. Please provide information for investors to assess the probability of future goodwill impairment charges.
         For example, please disclose whether any of your reporting units are at risk of failing step one of the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing step one. If a reporting unit is at risk of failing step one, you should disclose:

              The percentage by which fair value exceeded carrying value at the date of the most recent step one test;

              The amount of goodwill allocated to the reporting unit;

              A detailed description of the methods and key assumptions used and how the key assumptions were determined;

              A discussion of the degree of uncertainty associated with the assumptions; and

              A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of SEC Release No. 34-48960.
Item No. 4 Security Ownership of Certain Beneficial Owners and Managment, page
2

15. Please amend your filing to include the information required by Item 403 of Regulation S-
         K "as of the most recent practicable date." In this regard, we note that your spin-off transaction occurred on March 31, 2020, but the beneficial ownership table includes data as of December 31, 2019. Further, you should provide the required disclosure for you as the registrant, but the disclosure that you incorporate by reference relates to the share ownership in pre-merger Chanticleer Holdings, Inc.
Item No. 5. Directors and Executive Officers
Item No. 6. Executive Compensation, page 2

16.      Please amend your disclosure to include the information required by
Item 5 of Form 10
         and Item 401 of Regulation S-K for your company, rather than for that of your
 Michael D. Pruitt
FirstNameHospitality Group, Inc Pruitt
Amergent LastNameMichael D.
Comapany NameAmergent Hospitality Group, Inc
May 6, 2020
Page 6
May 6, 2020 Page 6
FirstName LastName
         predecessor. Please also include the information required by Item 6 of Form 10 and Item
         402 of Regulation S-K for your company, rather than for that of your predecessor.
Item No. 7 Certain Relationships and Related Transactions, and Director Independence, page 2

17. Please amend your disclosure to clarify whether you as the spun off entity has assumed any or all of the loan agreements described in Chanticleer's most recent Form 10-K.
         Please also amend your disclosure to discuss any related transactions to which you are a party that have occurred on or after the date of the spin-off.
Item No. 8 Legal Proceedings, page 2

18. We note that you incorporate your Legal Proceedings disclosure by reference to the
         "Legal Proceedings" disclosure in Chanticleer's most recent Form 10-K. Please amend your disclosure to clarify whether, pursuant to the spin-off, you obtained liability for
         Chanticleer's legal proceedings. Please also update this disclosure to include any recent developments in the proceedings described, or any other material developments in legal proceedings to which you or any of your subsidiaries are a party or of which any of your property is subject. See Item 103 of Regulation S-K.
Item 10. Recent Sales of Unregistered Securities, page 3

19. We note your disclosure that "[a] segregated cash account will be maintained until the
         True-Up Payment is paid in full." Please amend your disclosure to define "True-Up
         Payment." Please also briefly describe whether there is a time frame by which you must make this payment in full, and any other material terms related to this payment.
Item No. 13. Financial Statements and Supplementary Data, page 2

20. We note that you will be required to provide financial statements for the interim period ended March 31, 2020 on May 14, 2020. Further, we note that the spin-off occurred on
         March 31, 2020. We presume you will amend your Form 10 to include Amergent
         Hospitality Group, Inc. audited financial statements as of and for the years ended
         December 31, 2019 and December 31, 2018 which assume the spin-off occurred at the beginning of the period and unaudited financial statements as of and for the three months ended March 31, 2020 which assume the spin-off occurred at the beginning of the period.
         We also presume that all financial statements and financial summaries will indicate clearly that financial data of previously separate entities are combined. If our presumptions are not correct, please explain why in detail.
21. Reference is made to page 39 of your Form 10-K for the Fiscal Year Ended December 31,
         2019. We note you had approximately $9 million of asset impairment charges in fiscal
         2019. Please tell us where these charges are discussed in the notes to consolidated financial statements. If material charges are not discussed, please revise to
         provide the required disclosures.
 Michael D. Pruitt
Amergent Hospitality Group, Inc
May 6, 2020
Page 7
22. Reference is made to your revenue recognition disclosure beginning on page 46 of Form
         10-K for the Fiscal Year Ended December 31, 2019. Please expand your disclosures regarding the recognition of revenue to include all the required applicable disclosures from ASC 606-10-50, including disaggregation of revenue and contract balances.
23. Reference is made to Note 15 of Form 10-K for the Fiscal Year Ended December 31,
         2019. Please explain how you determined that your segment disclosures are "not applicable." In this regard, we note that your Form 10-K for the Fiscal Year Ended
         December 31, 2018 included segment disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at (202) 551-3775 or Adam Phippen at (202) 551-3336 if
you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Lilyanna Peyser at (202) 551-3222 with any other questions.



FirstName LastNameMichael D. Pruitt                          Sincerely,
Comapany NameAmergent Hospitality Group, Inc
                                                             Division of
Corporation Finance
May 6, 2020 Page 7                                           Office of Trade &
Services
FirstName LastName